Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-4) and related Prospectus of Calumet Specialty Products Partnership, L.P. and Calumet Finance Corp. for the registration of $200,000,000 of 9 3/8% Senior Notes due 2019 and to the incorporation by reference therein of our reports dated February 18, 2011, with respect to the consolidated financial statements, and the effectiveness of internal control over financial reporting of Calumet Specialty Products Partnership, L.P., and our report dated February 18, 2011 with respect to the balance sheet of Calumet GP, LLC, included in the Annual Report (Form 10-K) of Calumet Specialty Products Partners, L.P. for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Indianapolis, Indiana

December 12, 2011